Enclave Capital, LLC

Financial Statements
and Supplementary Information
Together with Auditor's Report

As of and for the Fiscal Year Ended March 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enclave Capital , LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Rd Suite 2198
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vittor 561-901-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Mazzeo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enclave Capital , LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Madelaine Gonzalez
My Commission GG 278414
Expires 11/20/2022

[signature]
Signature

Chief Executive Officer
Title

Madelaine Gonzalez comm. exp 11/20/22
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENCLAVE CAPITAL, LLC

Contents

As of and for the Fiscal Year Ended March 31, 2021

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Enclave Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enclave Capital, LLC (the "Company") as of March 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of Enclave Capital, LLC as of March 31, 2021, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Enclave Capital, LLC's management. Our responsibility is to express an opinion on Enclave Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Enclave Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I have been subjected to audit procedures performed in conjunction with the audit of Enclave Capital, LLC's financial statements. The supplemental information is the responsibility of Enclave Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Enclave Capital, LLC's auditor since 2017.

Melville, New York
May 28, 2021

Nawrocki Smith LLP

ENCLAVE CAPITAL LLC

Statement of Financial Condition
As of March 31, 2021

ASSETS		
Cash	$	430,436
Accounts Receivable, net		49,941
Prepaid Expenses		6,383
TOTAL ASSETS	$	486,760
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts Payable and Accrued Expenses	$	12,111
PPP Loan Payable		22,916
Deferred Income		3,334
TOTAL LIABILITIES	$	38,361
MEMBER'S EQUITY		448,399
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	486,760

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements

ENCLAVE CAPITAL LLC

Statement of Operations
For the Fiscal Year Ended March 31, 2021

Revenue:		
Commissions	$	29,158
Facility fees		268,289
Investment banking fees		384,352
Fixed income fees		120,000
Advisory Fees		38,000
Onboarding Fees		14,000
Other income		15,318
Total Revenue		869,117
OPERATING EXPENSES		
Salaries,commissions, and related costs		526,007
Regulatory fees		13,540
Rent expense		4,315
Professional fees		139,531
Insurance expense		2,252
Meals, entertainment, and travel		109
Data services and technology		3,477
Depreciation expense		1,605
Marketing		1,048
Bad Debt Expense		6,783
Office and other		11,039
Dues and Subscriptions		4,601
Total Expenses		714,307
NET PROFIT	$	154,810

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

Statement of Changes in Member's Equity
For the Fiscal Year Ended March 31, 2021

MEMBER'S EQUITY, April 1, 2020	$	353,589
Capital Distributions		(60,000)
Net Profit		154,810
Balance, March 31, 2021	$	448,399

Statement of Cash Flows
For the Fiscal Year Ended March 31, 2021

OPERATING ACTIVITIES:		
Net Income	$	154,810
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization expense		1,605
Changes in operating assets and liabilities		
Increase in accounts receivable		(38,158)
Decrease in prepaid expenses		794
Decrease in Security Deposits		3,105
Increase in accounts payable and accrued expenses		639
Decrease in deferred income		(3,222)
Loss on asset disposal		20,661
Increase in PPP Loan Payable		22,916
Net cash provided by operating activities		163,150
FINANCING ACTIVITIES:		
Capital Distributions		(60,000)
Net cash (used) by Financing activities		(60,000)
NET INCREASE IN CASH		103,150
CASH AT BEGINNING OF YEAR		327,286
CASH AT END OF YEAR		430,436

Notes to Financial Statements
For the Fiscal Year Ended March 31, 2021

1. Organization and nature of business

Enclave Capital, LLC, (the "Company") is a Delaware limited liability company formed May 26, 2005. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The firm provides wholesale equity execution for the domestic U.S. markets and brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Revenue Recognition

Disaggregation of Revenue

Investment banking revenues include fees, net of expenses, arising from securities offerings in which the Company participates. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking revenue is booked when the deal is completed, and the income is reasonably determinable.

Facility fees include monthly fixed fees earned by the Company for the compliance supervision of foreign individuals who require oversight while conducting securities transactions in the United States of America. The Company performs supervisory review of such activities to ensure they are performed within the confines of the appropriate regulatory rules and regulation.

Foreign Securities commissions earned under Rule 15a-6 are paid monthly after the commission is earned.

Fixed Income fees are recorded as a flat monthly fee per agreement with the customer.

Contract Receivables

Contract assets arise when the revenue associated with the contract is recognized prior to the Company’s unconditional right to receive payment under a contract with a customer, and derecognized when cash is received.

As of March 31, 2021, contract asset balance was $0.

Significant Judgements

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on those performance obligations and contract agreements.

2. Summary of Significant Accounting Policies (continued)

c) Income Taxes
The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. FASB provides guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are 'more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

For the year ended March 31, 2021 management has determined that there are no material uncertain income tax positions

d) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FASB Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires maintaining a minimum net capital and requires the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital of $250,000 or 6.67% of its aggregate indebtedness. At March 31, 2021, the Company had net capital of $392,075, which was $142,075 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 3.94%.

4. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

All fixed assets were disposed of as of March 31, 2021.

Depreciation and amortization expense for the year ended March 31, 2021 was $1,605.

Notes to Financial Statements
For the Fiscal Year Ended March 31, 2021

5. Cash and Cash Equivalents

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2021, the amount in excess of insured limits was $161,451.

6. Accounts Receivable

Receivables are stated as the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis, and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and potential for recovery is considered remote. Management has determined that a receivable, in the amount of $6,783, is uncollectible and was recorded as an allowance at March 31, 2021.

7. Paycheck Protection Program

In May 2020, the Company received a Paycheck Protection Program, PPP, loan in the amount of $35,980 which was forgiven, in its entirety, on December 10, 2020 and recorded on the Income Statement as 'Other Income'.

The Company received a 2nd PPP loan in the amount of $22,916 on March 24, 2021, which has been recorded on the Balance Sheet as a Liability. The loan carries an interest rate of 1% annually.

8. Commitments and Contingencies

The Company currently does not occupy permanent office space, so it has no lease liability. It does, however, rent a mailbox on a month-to-month basis.

Rent expense for the year ended March 31, 2021 was $4,315.

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2021 or during the year then ended.

Coronavirus (COVID-19) was first reported in China. In January 2020, The World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and supplies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. The Ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of as such on the Company's business and operations cannot be reasonably estimated.

9. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at March 31, 2021 or during the year then ended.

10. Subsequent Events

The Company has evaluated events and transactions that occurred between March 31, 2021 and May 28, 2021, date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of and for the Fiscal Year Ended March 31, 2021

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	448,399
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		56,324
NET CAPITAL	$	392,075
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	12,111
Deferred Income		3,334
TOTAL AGGREGATE INDEBTEDNESS	$	15,445
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	250,000
Excess net capital	$	142,075
Net Capital less greater of 10% of aggregate indebtness or 120% of the minimum dollar amount required	$	92,075
Percentage of aggregate indebtness to net capital		3.94%

There are no material differences between the preceding Computation and the Company's corresponding unaudited Part II of Form X-17A as of March 31, 2021

Exemption Report

May 28, 2021

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern

Enclave Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the year ended March 31, 2021 without exception.

I, Robert L. Mazzeo, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Robert Mazzeo

Chief Executive Officer

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Enclave Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Enclave Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
May 28, 2021

Nawrocki Smith LLP